Prenetics Global Limited

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Date: May 27, 2022

RE:	Prenetics Global Limited
Request to Withdrawal of Registration Statement on Form 20FR12B
Filed May 24, 2022
File No. 001-41401
CIK: 0001876431
Accession Number: 0001104659-22-064253

Dear Sir/Madam:

On behalf of Prenetics Global Limited (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-referenced registration statement on Form 20FR12B, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was erroneously filed under the wrong SEC form type due to a clerical error by the commercial printer on May 24, 2022 under Accession Number 0001104659-22-064253.

The document has been resubmitted on EDGAR under the correct SEC form type. The Registrant confirms that no securities were sold in connection with the Registration Statement.

Thank you for your kind attention to this matter.

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

By:	/s/ Jonathan Stone
Name:	Jonathan Stone

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